Exhibit 99.1

January 11, 2012
Wausau Paper Corp.
100 Paper Place
Mosinee, WI 54455
Attn: Members of the Board of Directors

cc:           Henry C. Newell

To the Board of Directors,

Starboard Value LP, together with its affiliates, currently owns 9.3% of the outstanding common stock of Wausau Paper Corp. (“Wausau” or the “Company”), making us the Company’s largest shareholder.  We have sent the Board two detailed letters, one on July 28, 2011 and one on October 3, 2011, outlining our views and perspectives on (i) the opportunities that exist to significantly improve the value of the Company and (ii) Board composition and corporate strategy.

We have reviewed the Company’s third quarter earnings results, as well as recent announcements regarding (i) the sale of the Company’s remaining timberland assets, (ii) the sale of the Print & Color brands (part of the Company’s Paper segment) and (iii) the Company’s plan to permanently shut down its Brokaw, Wisconsin mill.  While these initiatives represent a step in the right direction, we believe the Company remains meaningfully undervalued and that there is still much more that can be done at this time to unlock significant value at Wausau.

The Evaluation of Strategic Alternatives Should Be Expanded Beyond Just the Print & Color Brands

We are encouraged by the Company’s announcement that it has sold its Print & Color brands and will be closing the Brokaw mill.  As we have highlighted, the Company’s Print & Color franchise was losing a significant amount of money and repeated attempts to fix this business had failed.  While we clearly support the decision to sell this business, Wausau’s evaluation of strategic alternatives should not end there.  Instead, the strategic review should be expanded to include a potential sale of the remaining Specialty Products portion of the Paper segment, as well as a sale of the entire Company.  Without expanding the scope of the strategic alternatives review, the Board is not giving itself the opportunity to fully evaluate all options that could enhance shareholder value.  To that end, we would encourage the Board to promptly retain a reputable financial advisor to evaluate all alternatives to maximize value, including a potential sale of the Paper segment or the entire Company.

In case there is any doubt from the Board whether a sale process could generate sufficient interest in a transaction at this time, it is our understanding that numerous potential buyers have previously expressed a desire to acquire the Tissue business or the entire Company, but that the Company has not been willing to engage in discussions in furtherance of a negotiated transaction.

While the Specialty Products business may be profitable today, Wausau has spent a significant amount of capital in that business, and it is unclear how long the business will remain profitable and what additional capital investment may be required to keep the business competitive.  Specifically, the 8% cost of capital threshold that the Company uses for this business seems arbitrary and surprisingly low, especially given the competitive environment and execution risks involved.  Further, Wausau has a history of failing to achieve its financial targets in the Paper segment, as evidenced by the Company’s recent admission that its Print & Color franchise had not earned acceptable returns since 2002 and was operating at a significant financial loss prior to its sale.  We therefore seriously question whether continuing to invest in the Specialty Products business, rather than including it as part of a broad strategic alternatives review, is the best use of shareholder capital and management time and attention.

Further, we believe that Wausau will garner a higher valuation in the public market as a pure-play tissue and towel business given the superior margins and lower risk profile in this business.  To that end, as mentioned above, we believe the Company will be in the best position to maximize shareholder value by pursuing a sale of the Paper segment as a whole, or the entire Company.

We Believe the Composition of the Wausau Board Could be Greatly Improved

We firmly believe that shareholder representation on the Board is crucial to ensuring impartiality and a clear focus on the best interests of all shareholders.  We are concerned that the current members of the Board collectively lack relevant experience and may have been on the Board too long to view certain strategic and managerial decisions objectively, or to fairly consider alternative perspectives.  We have identified several highly qualified, independent directors with significant and successful experience in the tissue and paper industries who we believe will bring a fresh perspective into the boardroom and who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  We remain open to working with you to reconstitute the Board with individuals capable of critically analyzing important strategic initiatives, such as the potential sale of the Paper segment or the entire Company, and the expansion of the Tissue business into new areas of the away-from-home market.

The current Board has presided over an extended period of underperformance, as well as the Company’s failed strategy for its Paper segment.  Despite the recent announcements, we continue to believe Wausau is deeply undervalued and that additional opportunities exist to significantly improve value for shareholders.  As the largest shareholder of the Company, our interests continue to be directly aligned with those of all shareholders, and we will work to ensure that our collective interests are represented on the Board.  We remain optimistic about the future of Wausau and look forward to working with you.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP